新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2008 JUN -2 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: ~~82-1775~~
Our Ref. : CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

Beijing 2008

27 May 2008

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08002979

BY COURIER

SUPPL

Dears Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
JUN 0 4 2008 E
THOMSON REUTERS

Ernest Lai
Company Secretary

Enc

dw 6/3

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com　電子郵件：shkp@shkp.com
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/12-07/MK

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

CHANGES TO THE BOARD

The board of directors (the "**Board**") of Sun Hung Kai Properties Limited (the "**Company**") announces that Madam KWONG Siu-hing ("**Madam Kwong**") has been appointed as a non-executive director of the Company ("**Director**") and chairman of the Company (the "**Chairman**") with effect on 27 May 2008. The Board also announces that Mr. KWOK Ping-sheung, Walter has ceased to be the Chairman and chief executive of the Company and has been re-designated as a non-executive Director with effect on 27 May 2008.

Madam KWONG Siu-hing, aged 79, is the wife of Mr. KWOK Tak-seng, the late chairman of the Company, the mother of Mr. KWOK Ping-sheung, Walter, Mr. KWOK Ping-kwong, Thomas and Mr. KWOK Ping-luen, Raymond and the sister of Mr. KWONG Chun, an executive Director. Madam Kwong has over 40 years of experience in real estate business. In addition, Madam Kwong has participated in various charity and community activities for Sun Hung Kai Properties-Kwoks' Foundation Limited and The T.S. Kwok Foundation Limited. Madam Kwong is well-respected by the Board and the senior management of the Company.

As at the date hereof, Madam Kwong was interested or deemed to be interested in 1,064,854,347 shares, representing approximately 41.53% of the issued share capital, of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She will be entitled to a director's fee of HK$120,000 per annum which will be reviewed on an annual basis at the annual general meeting of the Company.

Mr. KWOK Ping-sheung, Walter, Msc (Lond), DIC, MICE, JP, aged 57, has been with the Group for 33 years. He holds a Master of Science degree in Civil Engineering from Imperial College of Science and Technology, University of London, and is a member of the Institution of Civil Engineers, U.K. and a member of the Hong Kong Institution of Engineers. He is an executive director of SUNeVision Holdings Ltd., a non-executive director of Transport International Holdings Limited and director of Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd. Mr. KWOK Ping-sheung, Walter is the elder brother of Mr. KWOK Ping-kwong, Thomas and Mr. KWOK Ping-luen, Raymond and the son of Madam Kwong.

As at the date hereof, Mr. KWOK Ping-sheung, Walter was interested or deemed to be interested in 1,086,892,522 shares, representing approximately 42.38% of the issued share capital, of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He will be entitled to a director's fee of HK$100,000 per annum which will be reviewed on an annual basis at the annual general meeting of the Company.

Save as disclosed above, each of Madam Kwong and Mr. KWOK Ping-sheung, Walter does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. No service contract has been entered into between Madam Kwong and the Company for her position as non-executive Director and Chairman nor between Mr. KWOK Ping-sheung, Walter and the Company for his position as non-executive Director. Each of Madam Kwong and Mr. KWOK Ping-sheung, Walter will be subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with the Company's Articles of Association. Directors' emoluments are subject to review by the Board from time to time pursuant to the power given under the Articles of Association with reference to their contribution in terms of time, effort and their expertise.

Save as disclosed above, there are no other matters relating to the appointment of Madam Kwong and the re-designation of Mr. KWOK Ping-sheung, Walter that needs to be brought to the attention of the shareholders of the Company nor any information that needs to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By the order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 27 May 2008

As at the date hereof, the Board of the Company comprises seven Executive Directors, being KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; seven Non-Executive Directors, being KWONG Siu-hing, KWOK Ping-sheung, Walter, LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END